UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42210

Reitar Logtech Holdings Limited

(Translation of registrant’s name into English)

c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

ENTRY INTO MATERIAL DEFINITIVE AGREEMENTS

Subscription Agreements

By written resolutions effective October 2 2026, the Board of Directors of Reitar Logtech Holdings Limited (the “Company”) authorized and approved the private placement of the Company’s Class A ordinary shares, par value US$0.00000125 per share (the “Class A Ordinary Shares”, and the shares sold in the private placement, the “Shares”) as described below (the “Offering”), approved the form of the six subscription agreements (each, an “SSA” and, collectively, the “SSAs”) and authorized the Company’s authorized signatories to negotiate, execute and deliver those SSAs and to allot and issue the Shares upon satisfaction of the applicable closing conditions, in each case up to an aggregate of 2,750,000 Class A Ordinary Shares and an aggregate purchase price of up to US$5,500,000.

On October 2, 2026, the Company entered into six separate SSAs with six investors (each, a “Purchaser”) in connection with a private placement of the Company’s Class A ordinary shares. The SSAs are substantially identical in form and differ only as to the identity of the Purchasers and, in one case, the number of Shares subscribed for and the corresponding purchase price.

Pursuant to the SSAs, and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Purchasers agreed to subscribe for and purchase an aggregate of 2,750,000 Class A Ordinary Shares for an aggregate purchase price of US$5,500,000, at an initial price of US$2.00 per Class A Ordinary Share (the “Subscription Price”). Other than one Purchaser who agreed to subscribe for 250,000 Class A Ordinary Shares at the Subscription Price, each of the other five Purchasers agreed to subscribe for 500,000 Class A Ordinary Shares at the Subscription Price. Each of the Purchasers confirmed that they were not residents of the United States and were not “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A Ordinary Shares for the account or benefit of any U.S. person. The entry into the Subscription Agreements and the transaction contemplated thereby have been approved by the Company’s board of directors.

The closing of the foregoing transactions contemplated is expected to take place remotely on the third Business Day after the Company has delivered final written wire instructions and confirmed in writing that the closing conditions set forth in the SSAs have been satisfied or waived, or on such other date as the Company and the Purchasers may agree in writing, subject to customary closing conditions.

The foregoing description of the SSAs is qualified in its entirety by reference to the full text of the SSAs. The form of SSA entered into with each of the five Purchasers is attached hereto as Exhibit 99.1.

Nasdaq Staff Delisting Determination and Previous Share Consolidation

Effective under Cayman Islands law on September 3, 2026, the Company completed a 25-for-1 consolidation of its Class A Ordinary Shares, pursuant to which each twenty-five (25) then-outstanding Class A Ordinary Shares of par value US$0.00000005 each were consolidated into one (1) Class A Ordinary Share of par value US$0.00000125 (the “Share Consolidation”). The share numbers and per-share price set forth above are stated on a post-Share Consolidation basis. However, at the opening of business on September 17, 2026, following a Staff Delisting Determination Letter dated September 10, 2026, Nasdaq has suspended trading in the Company’s Class A Ordinary Shares. For details of such Delisting, please refer to the Company’s disclosure on September 15, 2026. Due to the trading suspension in the Company’s shares on Nasdaq, the aforementioned Share Consolidation could not take effect for trading purposes on the Nasdaq Capital Market despite having completed under Cayman Islands law.

As previously disclosed on October 2, 2026, the Company will hold an extraordinary general meeting of shareholders on November 2, 2026 (the “EGM”) to consider and approve a proposed 10-for-1 consolidation of the Company’s Class A and Class B ordinary shares. If the proposed share consolidation is approved by shareholders at the EGM and become effective prior to the issuance of the Shares, pursuant to the adjustment provisions under the SSAs, the number of Shares to be issued to each Purchaser and the applicable per-share purchase price will be adjusted proportionally in accordance with the consolidation ratio.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reitar Logtech Holdings Limited

	By:	/s/ Kin Chung Chan
		Name:	Kin Chung Chan
		Title:	Director, Chairman and Chief Executive Officer

Date: October 6, 2026

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Form of Subscription Agreement, dated October 2, 2026, between Reitar Logtech Holdings Limited and the Purchasers named therein

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